SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                           Simon Property Group, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
                         (Title of Class of Securities)

                                    828806109
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  May 14, 2002
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [__].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group
                  (a)     |_|
                  (b)     |_|

--------------------------------------------------------------------------------
3      SEC Use Only

--------------------------------------------------------------------------------
4      Source of Funds (See Instructions)         OO

--------------------------------------------------------------------------------
5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
6      Citizenship or Place of Organization       The Kingdom of the Netherlands

--------------------------------------------------------------------------------
                            7      Sole Voting Power

                                   6,713,921 shares of Common Stock
       NUMBER OF            ----------------------------------------------------
        SHARES              8      Shared Voting Power
     BENEFICIALLY                  0
       OWNED BY             ----------------------------------------------------
         EACH               9      Sole Dispositive Power
      REPORTING                    6,713,921 shares of Common Stock
        PERSON              ----------------------------------------------------
         WITH               10     Shared Dispositive Power
                                   0

--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person
       6,713,921

--------------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)  |_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)   3.73%

--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)          EP

--------------------------------------------------------------------------------

Item 1.   Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, par value $0.0001 (the "Common Stock") of Simon Property Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, Indiana, 46204.

Item 2.   Identity and Background

                  The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:


                                  PRINCIPAL                                                 BUSINESS
     NAME                         OCCUPATION                   CITIZENSHIP                  ADDRESS
     ----                         ----------                   -----------                  -------
L.C. Brinkman                  Independent Chairman of      The Netherlands             Oude Lindestraat
                               the Governing Board                                      70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.R. Riezencamp                First Vice Chairman of the   The Netherlands             Oude Lindestraat
                               Governing Board                                          70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
H.J. Alberson                  Secretary of the Governing   The Netherlands             Oude Lindestraat
                               Board                                                    70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.W.E. Neervens                Chairman of the Board of     The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.M.G. Frijns                  Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.F. Maassen                   Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J.H.R. van de Poel             Member of the Board of       The Netherlands             Oude Lindestraat
                               Directors                                                70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands


                                  PRINCIPAL                                                 BUSINESS
     NAME                         OCCUPATION                   CITIZENSHIP                  ADDRESS
     ----                         ----------                   -----------                  -------
J.M.G. Frijns                  Chief Investment Officer /   The Netherlands             Oude Lindestraat
                               Managing Director                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
A.H. Berendsen                 Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J. Mensonides                  Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands
J. Straatman                   Managing Director            The Netherlands             Oude Lindestraat
                                                                                        70 6411 EJ
                                                                                        Heerlen
                                                                                        The Netherlands

                  To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

                  The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

                  (a) The Fund is the sole beneficial owner of 6,713,921 shares of Common Stock representing 3.73% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2002.

                  (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 6,713,921 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

                  (c) On May 1, 20002, the Fund bought 110,000 shares of Common Stock at a price of $33.75. On May 2, 2002, the Fund sold 100,000 shares of Common Stock at a price of $34.29. On May 6, 2002, the Fund sold 50,000 shares of Common Stock at a price of $34.45. On May 7, 2002, the Fund sold 300,000 shares of Common Stock at a price of $33.83. On May 14, 2002, the Fund sold 200,000 shares of Common Stock at a price of $33.65. On May 15, 2002, the Fund sold 75,000 shares of Common Stock at a price of $33.29. On May 16, 2002, the Fund bought 10,000 shares of Common Stock at a price of $33.16. On May 20, 2002, the Fund sold 125,000 shares of Common Stock at a price of $32.95. On May 21, 2002, the Fund sold 75,000 shares of Common Stock at a price of $32.80. On May 22, 2002, the Fund sold 175,000 shares of Common Stock at a price of $32.85. On May 29, 2002, the Fund bought 35,667 shares of Common Stock at a price of $34.04. On May 29, 2002, the Fund sold 26,500 shares of Common Stock at a price of $34.10. On May 30, 2002, the Fund bought 35,670 shares of Common Stock at a price of $34.16. On May 30, 2002, the Fund sold 73,500 shares of Common Stock at a price of $34.15. On May 31, 2002, the Fund bought 35,000 shares of Common Stock at a price of $34.34. On June 5, 2002, the Fund sold 50,000 shares of Common Stock at a price of $34.00. On June 6, 2002, the Fund sold 100,000 shares of Common Stock at a price of $34.10. On June 7, 2002, the Fund sold 100,000 shares of Common Stock at a price of $34.01. On June 14, 2002, the Fund sold 100,000 shares of Common Stock at a price of $34.67. On June 14, 2002, the Fund sold 50,000 shares of Common Stock at a price of $34.64. On June 18, 2002, the Fund sold 61,400 shares of Common Stock at a price of $35.13. On June 19, 2002, the Fund sold 11,400 shares of Common Stock at a price of $35.35. On June 19, 2002, the Fund sold 2,300 shares of Common Stock at a price of $35.20. On June 19, 2002, the Fund sold 71,200 shares of Common Stock at a price of $35.12. On June 20, 2002, the Fund sold 6,300 shares of

Common Stock at a price of $35.21. On June 21, 2002, the Fund sold 1,900 shares of Common Stock at a price of $36.00. On June 21, 2002, the Fund sold 26,500 shares of Common Stock at a price of $35.95. On June 21, 2002, the Fund sold 13,800 shares of Common Stock at a price of $35.88. On June 21, 2002, the Fund sold 73,900 shares of Common Stock at a price of $35.75. On June 21, 2002, the Fund sold 100,000 shares of Common Stock at a price of $35.75. On June 25, 2002, the Fund sold 595,900 shares of Common Stock at a price of $35.83. On June 26, 2002, the Fund bought 69,684 shares of Common Stock at a price of $36.02. On June 26, 2002, the Fund sold 250,000 shares of Common Stock at a price of $36.01. On June 27, 2002, the Fund sold 150,000 shares of Common Stock at a price of $36.19. On June 28, 2002, the Fund bought 32,500 of Common Stock at a price of $36.50.

                  Except as disclosed herein, there were no transactions by the Fund in securities of the Issuer during the sixty days.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

                  (e)      May 28, 2002.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

                  Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

                  Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2002

                                                STICHTING PENSIOENFONDS ABP


                                                By:   /s/ R. Coomans
                                                    ----------------------------
                                                    R. Coomans
                                                    Authorized Signatory



                                                By:   /s/ R.H. Maatman
                                                    --------------------------
                                                    R.H. Maatman
                                                    Authorized Signatory